Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$72	$(77)	$(1,343)	$(992)	$(677)
Plus: Fixed charges	510	408	464	556	693

Earnings available to cover fixed charges	$582	$331	$(879)	$(436)	$16

Fixed charges (a) :
Interest, including amortization of deferred financing costs	$445	$343	$402	$497	$632
Interest portion of rental payment	65	65	62	59	61

Total fixed charges	$510	$408	$464	$556	693

Ratio of earnings to fixed charges (b)	1.14x	—	—	—	—

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Does not include interest expense from discontinued operations of $87 million in 2006 and does include early extinguishment of debt expense of $52 million in 2010. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2010	2009	2008	2007	2006
Related to debt under vehicle programs	$215	$186	$266	$356	$361
All other	230	157	136	141	271

	$445	$343	$402	$497	$632

(b)	Earnings were not sufficient to cover fixed charges in 2009, 2008, 2007 and 2006 by $77 million, $1,343 million, $992 million and $677 million, respectively.

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